UPS Qualified Stock Ownership Plan

   Financial Statements
   as of and for the Years Ended
   December 31, 2000 and 1999,
   Supplemental Schedules
   as of and for the Year Ended
   December 31, 2000,
   and Independent Auditors' Report

UPS QUALIFIED STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
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                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  l

FINANCIAL STATEMENTS AS OF AND
  FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                             2

  Statements of Changes in Net Assets Available for Benefits                  3

  Notes to Financial Statements                                               4

SUPPLEMENTAL SCHEDULES AS OF AND FOR
  THE YEAR ENDED DECEMBER 31, 2000:

  Schedule of Assets Held for Investment Purposes at End of Year              8

  Schedule of Reportable Transactions                                         9

  Schedule of Realized Loss on Sale of Investments and
    Unrealized Depreciation in Fair Value of Investments                     10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee of UPS Qualified Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the UPS Qualified Stock Ownership Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrative Committee. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
May 1, 2001
Atlanta, Georgia

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UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                        2000            1999
ASSETS

Investments                                         $655,645,416   $804,802,683

Receivables:
   Employer contributions                             16,902,195     15,367,595
   Dividends receivable                                1,917,283      3,535,480
                                                    ------------   ------------
        Total receivables                             18,819,478     18,903,075
                                                    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                   $674,464,894   $823,705,758
                                                    ============   ============

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------- -------------


                                                          2000          1999

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                                   $823,705,758  $85,439,588
                                                      ------------  -----------

INCREASE IN PLAN ASSETS ATTRIBUTED TO:
   Employee transfers from UPS Savings Plan, net                -   110,452,753
   Employer contributions                              60,563,202    54,665,744
   Dividend income                                      7,805,740     6,555,653
                                                        ---------     ---------

        Total increase                                 68,368,942   171,674,150

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
  Benefits paid to Plan participants                   26,862,327     3,088,292
  Employee transfers to UPS Savings Plan, net          69,894,655             -
                                                       ----------     ---------
        Total decrease                                 96,756,982     3,088,292

OTHER CHANGES IN NET ASSETS -
  Net (depreciation) appreciation in fair value of
    investments                                      (120,852,824)  569,680,312
                                                     ------------   -----------

NET (DECREASE) INCREASE IN PLAN ASSETS               (149,240,864)  738,266,170
                                                     ------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  End of year                                       $674,464,894   $823,705,758
                                                    ============   ============


See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP
PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2000 AND 1999
---------------------------------


1.  DESCRIPTION OF THE PLAN

The UPS Qualified Stock Ownership Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock. The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. Effective November 23, 1998, the Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Savings Plan to the Plan for the purpose of investing such amounts in UPS common stock. The Plan does not allow for direct employee contributions.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Additionally, if a Plan participant is at least 45 years of age and has 10 or more years of employment with UPS, the participant may transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan at any time. In the event a Plan participant transfers amounts from the Plan to the UPS Savings Plan, the participant must wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

The Plan does not permit withdrawals or distributions except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS common stock, with any fractional shares paid in cash. However, a participant may request that the entire distribution be made in cash. A participant receiving UPS common stock at a time when such stock is not readily tradable on an established securities market may require UPS to purchase the stock by giving written notice to UPS within 60 days after the stock was distributed or within the first 60 days of the following calendar year.

Effective March 17, 1999, the Plan was amended to limit transfers into the Plan such that immediately following the transfer, a participant's investment in the Plan cannot exceed 20% of the participant's combined investment balances in the UPS Savings Plan and the Plan. However, notwithstanding the foregoing, matching contributions continue to be made in UPS common stock.

Effective July 20, 1999, the Plan was amended to suspend further transfers from the UPS Savings Plan to the Plan until further notice from the Plan Administrative Committee. Effective May 15, 2000, the Plan Administrative Committee authorized the resumption of such transfers.

Effective May 1, 2000, the UPS Savings Plan was amended to allow employees to become eligible to participate on the first day of the month coinciding with or immediately following the date he or she has completed a period of service of at least six months. Accordingly, these individuals are also eligible to participate in the Plan.

At December 31, 2000 and 1999, the number of participants in the Plan was approximately 46,000 and 42,000, respectively. The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer-matching contributions at all times.

Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

All expenses incident to the operation of the Plan are paid by UPS.

Each participant's account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, Plan earnings (losses), and distributions.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in UPS common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volality. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.  INVESTMENTS

Investments consist of 11,147,935 and 11,663,807 shares of UPS Class A common stock at December 31, 2000 and 1999, respectively. The investment in UPS common stock is carried at fair value of $58.813 and $69.00 per share at December 31, 2000 and 1999, respectively. The value of each share of Class A common stock held by the Plan at December 31, 2000 and 1999 is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. The Plan owns three different types of UPS Class A common stock. The different types of Class A common stock are identical except for the applicable transfer restriction periods. Class A-1 and A-2 share are convertible and transferable into Class B shares at December 31, 2000, but were restricted for a portion of 2000. Class A-3 shares are not convertible and transferable into Class B shares until May 3, 2001. At December 31, 2000, the Plan owned 3,997,528 shares of UPS Class A-3 common stock. Total fair value of UPS Class A common stock held by the Plan at December 31, 2000 and 1999 is $655,645,416 and $804,802,683,
respectively.

In early February 2000, UPS announced an offer to purchase up to 100,893,277 shares of Class A-1 common stock for $60 per share. The actual number of shares of UPS Class A-1 common stock held by the Plan that were to be validly tendered and accepted for purchase by UPS was 396,192.

4.  PLAN ADMINISTRATION

The Plan Administrator is an Administrative Committee, which is appointed by and serves at the pleasure of the Board of Directors of UPS. The Administrative Committee is currently comprised of three members who are responsible for the Plan's operations. The members are Michael Connell, Corporate Compensation Manager, UPS; Thomas W. Delbrook, Corporate Treasury Manager, UPS; and Clifford
L. Hinds, Corporate Financial Reports, Plans, and Accounting Manager, UPS. Citistreet (formerly State Street Bank & Trust Company) provides recordkeeping and administrative services to the Plan. First Union National Bank of Georgia acts as the Trustee for the assets of the Plan.

5.  TAX STATUS

The Plan has not received a letter of determination from the Internal Revenue Service which states that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  TRANSFER OF PLAN ASSETS TO AND FROM THE UPS SAVINGS PLAN

During 2000 and 1999, participants transferred account balances from and to the UPS Savings Plan. Transfers from the UPS Savings Plan for the years ended December 31, 2000 and 1999 were $958,414 and $124,593,692, respectively.
Transfers to the UPS Savings Plan for the year ended December 31, 2000 and 1999 were $70,853,069 and $14,140,939, respectively.

                             SUPPLEMENTAL SCHEDULES

                        (See Independent Auditors'Report)


UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                     Description of Investment
    Identity of Issuer,               Including Maturity Date,
     Borrower, Lessor,              Rate of Interest, Collateral,                            Current
     or Similar Party                 Par, or Maturity Value                    Cost          Value

*United Parcel Service, Inc.  11,147,935 shares of Class A Common Stock     $243,402,553   $655,645,416
                                                                            ============   ============

*Party-in-interest to the Plan


UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------------------------

                                                                                                          Current
                                                                                                         Value of
                                                                                                         Asset on
           Identity of                     Description of         Purchase      Selling      Cost of    Transaction
          Party Involved                       Asset               Price         Price        Asset         Date        Net Gain

Series of Transactions:
First Union National Bank of Georgia   UPS Class A common stock  $69,448,283               $69,448,283  $69,448,283
First Union National Bank of Georgia   UPS Class A common stock               $97,752,727   63,442,048   63,442 048   $34,310,679


UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REALIZED LOSS ON SALE OF INVESTMENTS AND
UNREALIZED DEPRECIATION IN FAIR VALUE OF INVESTMENTS1
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------



Realized loss on sale of investments:
  Aggregate proceeds                                                $97,752,727
  Aggregate carrying amount                                         112,404,795
                                                                    -----------
     Total                                                          (14,652,068)

Unrealized depreciation in fair
  value of investments                                             (106,200,756)
                                                                   ------------
      Total                                                       $(120,852,824)
                                                                  =============



1 Measurement criteria for this schedule conform with the requirements of the annual report Form 5500. The amount of realized loss and unrealized depreciation are determined by using the fair value at January 1, 2000 and fair value at sale date for realized loss or December 31, 2000 for unrealized depreciation.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  UPS Qualified Stock Ownership Plan
                                  /s/ Clifford L.Hinds
                                  ----------------------------------
                                  Clifford L. Hinds
                                  Administrative Committee Member
                                  June 28, 2001

                                  Exhibit Index


Consent of Deloitte & Touche LLP